

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2022

Bernard Rowe
Managing Director and Chief Executive Officer
Ioneer Ltd
Suite 5.03, Level 5, 140 Arthur Street
North Sydney, NSW 2060
Australia

> **Re:** **ioneer Ltd**
> **Form 20-FR12B**
> **Exhibit Nos. 4.1 and 4.2**
> **Filed June 3, 2022**
> **File No. 1-41412**

Dear Mr. Rowe:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance